UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38804

Zynex, Inc.

(Exact name of registrant as specified in is charter)

9655 Maroon Circle

Englewood, CO 80112

(800) 495-6670

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One *

*As previously reported, on December 15, 2025, Zynex, Inc. (the “Company”) and certain of its subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Court”). On March 19, 2026, the Court entered an order confirming the Third Amended Combined Disclosure Statement and Joint Plan of Reorganization of Zynex, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). On March 26, 2026 (the “Effective Date”), the Plan became effective pursuant to its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company were cancelled and discharged. New common stock of the Company was issued to the Plan Sponsor (as defined in the Plan).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Zynex, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 26, 2026

ZYNEX, INC.

By:	/s/ John Bibb
Name:	John Bibb
Title:	Chief Legal Officer